BARRINGER TECHNOLOGIES INC.
                               World Headquarters
                                219 South Street
                      New Providence, New Jersey 07974, USA
                                 (908) 665-8200


For Release:      Immediately

Contact: Stanley Binder, CEO
         Richard S. Rosenfeld, CFO


                         BARRINGER ANNOUNCES PUBLIC SALE
                        OF ADDITIONAL SHARES AND WARRANTS


New Providence, New Jersey, December 16, 1996... Barringer Technologies Inc. (NASDAQ: BARR, BARRW) announced today that an underwriting syndicate led by Janney Montgomery Scott, Inc., had exercised its option to purchase an additional 187,500 shares of the Company's common stock at an initial public offering price of $8.563 and an additional 187,500 warrants at an initial public offering price of $.05 per warrant. Each warrant is exercisable for one-quarter of a share of common stock at an exercise price of $9.847 per share (subject to adjustment in certain circumstances) for three years (subject to earlier redemption in certain circumstances). In November, the Company sold through the underwriting syndicate 1,250,000 shares of common stock and 1,250,000 warrants at the initial public offering prices indicated above. The net proceeds of this sale were approximately $1,450,000 and will be used (together with the approximately $9,200,000 raised in November) to fund product development, to repay certain indebtedness, to expand the Company's manufacturing and assembling capabilities and for working capital and general corporate purposes.

A copy of the prospectus relating to the offering may be obtained from Janney Montgomery Scott, Inc. This release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common stock or the warrants in any State in which such offer, solicitation or sale would be unlawful.

Headquartered in New Providence, New Jersey, Barringer Technologies Inc. is a holding company that, through its subsidiaries, is principally engaged in the development, manufacture and marketing of specialty analytical instruments for drugs and explosives detection applications.

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